SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 39)

Cullen/Frost Bankers, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

229899 10 9
(CUSIP Number)

Check the following box if a fee is being paid with this statement: /__/

CUSIP No. 229899 10 9

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons.

Cullen/Frost Bankers, Inc. ("Cullen/Frost Bankers") 74-1751768
_____________________________________________________________________________________
2) Check the Appropriate Box if a Member of a Group (See Instructions).

(a) /__/
(b) /__/
_____________________________________________________________________________________
3) SEC USE ONLY
_____________________________________________________________________________________
4) Citizenship or Place of Organization. Incorporated under the laws of the State of Texas
_____________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person
with:

5) Sole Voting Power 211,084.00
6) Shared Voting Power      2,957,608.82**
7) Sole Dispositive Power      275,237.00
8) Shared Dispositive Power 12,708.00
_____________________________________________________________________________________
9) Aggregate Amount Beneficially Owned by Each Reporting Person. 4,447,002.82*
_____________________________________________________________________________________
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
_____________________________________________________________________________________
11) Percent of Class Represented by Amount in Row 9.
7.0%
_____________________________________________________________________________________
12) Type of Reporting Person (See Instructions). HC
_____________________________________________________________________________________

* Includes 1,278,310 shares with respect to which subsidiaries of Cullen/Frost Bankers have no voting power and 4,159,057.82** shares with respect to which subsidiaries of Cullen/Frost Bankers have no dispositive power. Inasmuch as all shares are held by subsidiaries of Cullen/Frost Bankers in a fiduciary capacity, Cullen/Frost Bankers explicitly disclaims beneficial ownership of all such shares for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 ("1934 Act") pursuant to the provisions of Rule 13d-4 promulgated under the 1934 Act.

** Includes 2,950,483,82 shares held by participants of the 401(k) Plan.

CUSIP No. 229899 10 9
_____________________________________________________________________________________
1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

Frost Bank 74-0635455
_____________________________________________________________________________________
2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /__/
(b) /__/
_____________________________________________________________________________________
3) SEC USE ONLY
_____________________________________________________________________________________
Citizenship or Place of Organization.
Incorporated under the laws of the United States
_____________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person
With:

5) Sole Voting Power      211,084.00
6) Shared Voting Power      2,957,608.82 **
7) Sole Dispositive Power      275,237.00
8) Shared Dispositive Power 12,708.00

_____________________________________________________________________________________
9) Aggregate Amount Beneficially Owned by Each Reporting Person. 4,447,002.82*
_____________________________________________________________________________________
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
_____________________________________________________________________________________
11) Percent of Class Represented by Amount in Row 9. 7.0%
_____________________________________________________________________________________
12) Type of Reporting Person (See Instructions). BK
_____________________________________________________________________________________

* Includes 1,278,310.00 shares with respect to which Frost Bank has no voting power and 4,159,057.82** shares with respect to which Frost Bank has no dispositive power. Inasmuch as all shares are held by Frost Bank in a fiduciary capacity, Frost Bank explicitly disclaims beneficial ownership of all such shares for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 ("1934 Act") pursuant of the provisions of Rule 13d-4 promulgated under the 1934 Act.

** Includes 2,950,483.82 shares held by participants of the 401(k) Plan.

Item 1 (a)    Name of Issuer:

Cullen/Frost Bankers, Inc. ("Cullen/Frost Bankers")

Item 1 (b)    Address of Issuer's Principal Executive Offices:

111 West Houston Street, Suite 100
San Antonio, Texas 78205

Item 2 (a)    Name of Persons Filing:

Cullen/Frost Bankers and Frost Bank

Item 2 (b)    Address or Principal Business Office or, if none, Residence:

The address of Cullen/Frost Bankers and Frost Bank
is 111 W. Houston Street, Suite 100, San Antonio, Texas 78205

Item 2 (c)    Citizenship:

Cullen/Frost Bankers is incorporated under the laws
of the State of Texas; Frost Bank is incorporated
under the laws of the United States.

Item 2 (d)    Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2 (e)    CUSIP Number:

229899 10 9

Item 3        If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or Dealer registered under section 15 of the Act

(b) [x] Bank as defined in section 3(a)(6) of the Act
(Note: See Items 2, 4, 6, and 7) (Frost Bank)

(c) [ ] Insurance Company as defined in sections 3(a)(19) of the Act

(d) [ ] Investment Company registered under sections 8 of the
Investment Company Act

(e) [ ] Investment Adviser registered under section 203 of the
Investment Advisers Act of 1940

(f) [ ] Employee Benefit Plan, Pensions Fund which is subject to the provisions of the Employee Retirement Income Security
Act of 1974 or Endowment Fund; see s 240.13d-1(b) (1) (ii) (F)

(g) [x] Parent Holding Company, in accordance with s 340.13d-1(b) (ii) (G)
(Note: See Items 2, 4, 5, and 7) (Cullen/Frost Bankers)

(h) [ ] Group, in accordance with s 240.13d-1(b) (1) (ii) (H)

Item 4        Ownership:

(a) Amount Beneficially Owned:

At December 31, 2019, Cullen/Frost Bankers was deemed to have owned beneficially 4,447,002.82 shares of Cullen/Frost Bankers Common Stock, including -0- shares where there was a right to acquire. Included among such shares were shares which were beneficially owned by Frost Bank, a wholly-owned subsidiary of Cullen/Frost Bankers.

(b) Percent of Class:

Cullen/Frost Bankers        7.0%
Frost Bank            7.0%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

Cullen/Frost Bankers     211,084.00 shares
Frost Bank         211,084.00

(ii) Shared power to vote or to direct the vote

Cullen/Frost Bankers     2,957,608.82** shares
Frost Bank         2,957,608.82**

(iii) sole power to dispose or to direct the disposition of

Cullen/Frost Bankers     275,237.00 shares
Frost Bank         275,237.00

(iv) shared power to dispose or to direct the disposition of

Cullen/Frost Bankers     12,708 shares
Frost Bank         12,708

These totals do not include a total of 1,278,310.00 shares with respect to which Cullen/Frost Bankers and Frost Bank have no voting power and **4,159,057.82 shares with respect to which Cullen/Frost Bankers and Frost Bank have no dispositive power. Inasmuch as all shares described are held by subsidiaries of Cullen/Frost Bankers in a fiduciary capacity, Cullen/Frost Bankers and Frost Bank specifically disclaim beneficial ownership of all such shares for purposes of Sections 13 (d) and 13 (g) of the Securities Exchange Act of 1934 ("1934 Act") pursuant to Rule 13d-4 promulgated under the 1934 Act.

** Includes 2,950,483.82 shares held by participants of the 401(k) Plan.

Item 5        Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6        Ownership of More than Five Percent on Behalf of Another Person.

At December 31, 2019, Frost Bank did not own securities of Cullen/Frost Bankers for their own account; but, said bank held of record in various fiduciary capacities an aggregate of 4,447,002.82 shares. The Bank has reported to Cullen/Frost Bankers that these securities, registered in the name of the reporting bank as fiduciary or in the names of various of their nominees, were owned by a separate instrument which sets forth the power of the reporting bank with regard to the securities held in such account. Virtually all of these accounts involved persons who have the right to receive or direct the receipt of dividends from, or the proceeds of the sale of, the securities reported in Item 4. The individual interest of each of said persons did not relate to more than five percent of the class.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

All of the securities being reported on are held of record by Frost Bank. Each of such entities is an Item 3(b) entity. See Items 4 and 6.

Item 8        Identification and Classification of Members of the Group.

Not Applicable.

Item 9        Notice of Dissolution of Group.

Not Applicable.

Item 10    Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2020

Date

CULLEN/FROST BANKERS, INC.

/s/ James L. Waters
Signature

James L. Waters, Corporate Secretary
Name/Title

FROST BANK

/s/ Russ Morse
Signature

Russ Morse, Executive Vice President
Name/Title

Exhibit A

AGREEMENT

Cullen/Frost Bankers, Inc. and Frost Bank do each hereby agree that the Schedule 13G, to which this Agreement is attached as Exhibit A, shall be jointly filed by such entities.

IN WITNESS WHEREOF, Cullen/Frost Bankers, Inc., acting by and through a duly authorized officer, and Frost Bank, acting by and through a duly authorized officer, have executed this Agreement, on the 7th day of February, 2020.

CULLEN/FROST BANKERS, INC.

By /s/ James L. Waters
Its Corporate Secretary

FROST BANK

By /s/ Russ Morse
Its Executive Vice President